UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On October 31, 2024, Dr. Mirko Scherer and Mr. Charles Bathurst resigned as directors of Aptorum Group Limited’s (the “Company”) Board of Directors, due to personal reasons. As a result of the resignations, Mr. Douglas Arner will assume Mr. Bathurst’s role as Chair of our Audit Committee. Neither Mr. Bathurst’s or Dr. Scherer’s resignation was a result of any disagreement with the Company relating to its operations, policies, or practices. The Board is grateful for Mr. Bathurst’s and Dr. Scherer’s significant contribution to the Company over the years.  The Company is actively looking for other independent directors to fill the vacancies created by the resignations.

The information in this Form 6-K shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591) and Form F-3 (Registration Number 333-268873) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: November 1, 2024	By:	/s/ Ian Huen
		Name:	Ian Huen
		Title:	CEO

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